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                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    FORM 12b-25

                                                 COMMISSION FILE NUMBER:  1-9635

                             NOTIFICATION OF LATE FILING

                                     (Check One):

[  ]  Form 10-K     [  ]  Form 11-K     [  ]  Form 20-F     [ X ]  Form 10-Q

For Period Ended:  September 30, 1998

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I- REGISTRANT INFORMATION
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Full Name of Registrant:   Biscayne Apparel, Inc.
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Former Name if Applicable:
                           -----------------------------------------------------

Address of Principal Executive Office (Street and Number): 1373 Broad Street
                                                          ----------------------

City, State and Zip Code:  Clifton, New Jersey  07013
                         -------------------------------------------------------

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PART II - RULE 12b-25 (b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[   ]     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]     (b)  The subject annual report or portion thereof will be filed on or before the 15th calendar day following the prescribed due date;
               or the subject quarterly report or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]     (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.


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PART III - NARRATIVE
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State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F or 10-Q or portion thereof could not be filed within the prescribed time period.

     The Registrant is in discussions with its bank lenders with a view to entering into an agreement under which certain existing events of default would be waived and the bank lenders would reserve certain rights.



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Part IV - Other Information
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(1)  Name and telephone number of person to contact in regard to this notification:

          Peter Vandenberg, Jr.       (973)           473-3240
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                 (Name)            (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):

                                             [ X ]  Yes     [   ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             [ X ]  Yes     [   ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                BISCAYNE APPAREL, INC.
                                ----------------------
                     (Name of Registrant as specified in charter)


     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 12, 1998            By: /s/ Peter Vandenberg, Jr.
                                      -------------------------------
                                      Peter Vandenberg, Jr.
                                      President, Chief Operating Officer,
                                      Treasurer and Chief Financial Officer


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                                      ATTACHMENT


     The Company will report that its net loss for the nine months ended September 30, 1998 was $15,450,000, compared with a loss of $64,000, for the nine-month period ending September 30, 1997. The decreased loss is principally due to an estimated loss on the disposal of certain assets of its discontinued operations in the amount of $9,637,000.



















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